National Property Investors 6
                        55 Beattie Place, P.O. Box 1089
                       Greenville, South Carolina 29602

                               January 20, 2005



For Commission Use Only

United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 3-03
Washington, D.C.  20549-0303

Attention:  Charito A. Mittelman, Esq.
            Owen Pinkerton, Esq.
            Division of Corporate Finance

         Re:      National Property Investors 6
                  Schedule 14A Proxy Statement
                  Filed December 16, 2005 by AIMCO
                  File No. 0-13454

Ladies & Gentlemen:

         We have received the comment letter, dated December 29, 2005, issued by the staff of the Securities and Exchange Commission (the "Commission") with respect to the Schedule 14A Proxy Statement referenced above. National Property Investors 6 (the "Company") hereby acknowledges the following:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                    Very truly yours,

                                    NATIONAL PROPERTY INVESTORS 6


                                    By:      NPI Equity Investments, Inc.,
                                             Managing General Partner

                                    By:      /s/ Martha L. Long
                                             ----------------------------------
                                             Martha L. Long
                                             Senior Vice President